UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2026

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation
(Translation of registrant’s name into English)

Bay & Deveaux Streets, Nassau, The Bahamas

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

In shareholder voting concluded on 26 August, 2026, Nymox (the Company) shareholders voted in favor of the following members of the Board of Directors of the Company: Dr. Paul Averback, Chairman; Dr. David Morse; Dr. Russell Thomson; Dr. Kresimir Pucaj, Robert Lachance. Voters of record on August 4, 2026 were eligible to vote. The voting was closed and locked by the transfer agent (Computershare) on 26 August at 5:00 pm EST. Based on the voting record provided: of 105,040,140 total shares issued and outstanding, 47,885,624 shares (45.59%) were voted; the motion to elect directors received 47,066,029 shares (98.29%) in favor, 0 shares against, and 819,595 shares (1.71%) withheld/abstaining, with no spoiled ballots or non-votes recorded. The motion was carried and the nominees were declared duly elected at the virtual meeting held 2 days after the voting was closed and locked. The transcript from 28 August 2026 is attached in Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transcript of Special Shareholders Meeting, dated August 28, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 31, 2026

NYMOX PHARMACEUTICAL CORPORATION

By:	/s/ Paul Averback
Name:	Paul Averback
Title:	President and Chief Executive Officer

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